UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                             Commission File Number  0-18109
                                             CUSIP Number 055293104

                           NOTIFICATION OF LATE FILING

     (Check One):
     |X| Form 10-K |_| Form 11-K |_| Form 20-F |_| Form 10-Q |_| Form N-SAR

     For Period Ended: December 31, 1997

     |_| Transition Report on Form 10-K
     |_| Transition Report on Form 20-F
     |_| Transition Report on Form 11-K
     |_| Transition Report on Form 10-Q
     |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
================================================================================


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  BCAM International, Inc. & subsidiaries
                         -------------------------------------------------------

Former name if applicable

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Address of principal executive office (Street and number)
1800 Walt Whitman Road
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City, state and zip code  Melville, NY 11747
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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company has reached agreement, on March 30, 1998, on the principal terms, subject to completion of definitive agreements and certain other matters, of a restructuring of its $6,000,000 face amount 10% 13% Convertible Notes and Warrants. Such agreement would take effect upon completion of definitive agreements and certain other matters and will cure certain loan covenant violations at December 31, 1997.

     Until the completion of such definitive agreements, the Company is unable to properly reflect the Convertible Notes in its financial statements at December 31, 1997. The Company expects that it will be able to file its Form 10-KSB within the prescribed time for this extension.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Kenneth C. Riscica                               (516)        752-3550 x112
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(Name)                                           (Area Code) (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

     (3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that there will be a significant change in results of operations from the corresponding period of the prior year. The Company expects to report the following information which is, at this time, unaudited:

                                           December 31, 1997  December 31, 1996
                                           -----------------  -----------------
                                              (unaudited)

Revenues (a)                                  $ 3,959,000      $    29,000
Income (Loss) from operations                  (1,684,000)      (1,352,000)
Interest and financing (costs) income,
  net (c)                                        (526,000)          54,000
Financial costs under D-60 (b)                 (1,662,000)            --
Minority interests under D-60 (b)                (788,000)            --
Loss from continuing operations                (4,660,000)       1,269,000
Discontinued operations                        (1,376,000)        (245,000)
Net Loss                                       (6,036,000)      (1,514,000)

(a) Includes the revenue and operations of Drew Shoe Corporation since its acquisition by the Company on September 22, 1997. REvenues and operations of the Company's ERgonomic consulting Division and Ergonomic Software Group have been presented as a discontinued operation and the December 31, 1996 amounts have been reclassified to reflect discontinued operations.

(b) The Financing costs and Minority interests charges aggregating 2,544,000 reflect the accounting required by Emerging Issues Task Force Statement # D-60. These charges result from the issuance of convertible securities which have a "beneficial" conversion feature, as defined and required to be measured under D-60

(c) Interest and financing costs include interest charges and financing costs associated with the financing of the Drew Shoe Corporation acquisition in September 1997, including cash and non cash costs associated with Convertible Notes and bank debt.

                    BCAM International, Inc. and subsidiaries
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  April 1, 1998                   By /s/ Michael Strauss
      -------------                      -------------------
                                      Name:  Michael Strauss
                                      Title: Chairman, President and Chief
                                             Executive Officer

          Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)